UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ignite Restaurant Group, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

451730105

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451730105		13G

1

Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

J. H. Whitney VI, L.P., a Delaware limited partnership (IRS Identification No. 20-2485972), the sole general partner of which is J. H. Whitney Equity Partners VI, LLC, a Delaware limited liability company.  The managing members of J. H. Whitney Equity Partners VI, LLC are James H. Fordyce, Michael C. Salvator, Paul R. Vigano and Robert M. Williams, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 17,359,690 shares of Common Stock

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 17,359,690 shares of Common Stock

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,359,690 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 67.72%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 451730105			13G

Item 1.
	(a)	Name of Issuer: Ignite Restaurant Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 9900 Westpark Drive Suite 300 Houston, TX 77063

Item 2.
(a)

Name of Person Filing:
J. H. Whitney VI, L.P. is a Delaware limited partnership.  The name of the general partner of J. H. Whitney VI, L.P. is J. H. Whitney Equity Partners VI, LLC, a Delaware limited liability company, whose business address is 130 Main Street, New Canaan, CT 06840.  The names and business address of the managing members of J. H. Whitney Equity Partners VI, LLC are as follows:  James H. Fordyce, Michael C. Salvator, Paul R. Vigano and Robert M. Williams, Jr., each of whom has a business address at c/o J.H. Whitney Capital Partners, LLC, 130 Main Street, New Canaan, CT 06840.

	(b)	Address of Principal Business Office or, if none, Residence: J. H. Whitney VI, L.P. 130 Main Street New Canaan, CT 06840
(c)

Citizenship:
J. H. Whitney VI, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the members of the general partner are individuals who are citizens of the United States.

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 451730105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP No. 451730105	13G

Item 4.	Ownership.

The following information is provided as of December 31, 2012:
(a)	Amount beneficially owned: J. H. Whitney VI, L.P. is the beneficial owner of 17,359,690 shares(1).
(b)	Percent of class: 67.72%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 17,359,690 shares(1)
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 17,359,690 shares(1)
(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by J. H. Whitney VI, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

(1)         Does not include 162,768 shares of Common Stock held by JCS Holdings, LLC, which relate to unvested common unit options held by certain officers and directors of the Issuer.  J.H. Whitney VI, L.P, holds an 88.6% equity interest in JCS Holdings, LLC and as such may be deemed to have beneficial ownership of such shares.  J.H. Whitney VI, L.P., J.H. Whitney Equity Partners VI, LLC and the members of J.H. Whitney Equity Partners VI, LLC disclaim beneficial ownership of such shares.

CUSIP No. 451730105	13G

Item 10.	Certification.
Not applicable.

signature

After reasonable inquiry and to the best of its knowledge and belief, J. H. Whitney VI, L.P. certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

J. H. WHITNEY VI, L.P.

By: J. H. Whitney Equity Partners VI, LLC

By:	/s/ Michael C. Salvator
Michael C. Salvator
Managing Member